UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Northern Technologies International Corporation
(Name of Issuer)
_____________________________________

Common Stock, $0.02 Par Value
(Title of Class of Securities)

665809 10 9
(CUSIP Number)
_____________________________________

G. Patrick Lynch
Inter Alia Holding Company
c/o Northern Technologies International Corporation
4201 Woodland Road, P.O. Box 69
Circle Pines, Minnesota 55014
(763) 225-6636
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 665809 10 9                                                                SCHEDULE 13D
1	Name of Reporting Persons: Inter Alia Holding Company
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Ohio
Number of Shares	7	Sole Voting Power 601,668
Beneficially Owned by each	8	Shared Voting Power 0
Reporting Person with:	9	Sole Dispositive Power 601,668
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 601,668
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person: CO

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CUSIP NO. 665809 10 9                                                                SCHEDULE 13D

1	Name of Reporting Persons: Juliane I. Lynch
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares	7	Sole Voting Power 0
Beneficially Owned by each	8	Shared Voting Power 601,668
Reporting Person with:	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 601,668
11	Aggregate Amount Beneficially Owned By Each Reporting Person 601,668
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person: IN

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CUSIP NO. 665809 10 9                                                                SCHEDULE 13D

1	Name of Reporting Persons: G. Patrick Lynch
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares	7	Sole Voting Power 48,645 (1)
Beneficially Owned by each	8	Shared Voting Power 601,668 (2)
Reporting Person with:	9	Sole Dispositive Power 48,645 (1)
	10	Shared Dispositive Power 601,668 (2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 650,313 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14	Type of Reporting Person: IN

(1)	Includes 11,540 shares of common stock issuable upon exercise of stock options within 60 days of December 1, 2011.

(2)	Consists of shares of common stock held by Inter Alia Holding Company.

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This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) hereby amends and supplements a Schedule 13D dated November 28, 2008 (the “Original Statement”), filed by and on behalf of Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), Juliane I. Lynch, the President of Inter Alia, and G. Patrick Lynch, an officer and stockholder of Inter Alia, with respect to the common stock, par value $0.02 per share (the “Common Stock”), of Northern Technologies International Corporation, a Delaware corporation (“NTIC”), as amended by Amendment No. 1 to Schedule 13D as filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009 (“Amendment No. 1”) and as amended by Amendment No. 2 to Schedule 13D as filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2010 (“Amendment No. 2”).  Inter Alia, Juliane I. Lynch and G. Patrick Lynch are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, Amendment No. 1 and Amendment No. 2.  All terms used but not defined in this Amendment No. 3 are as defined in the Original Statement, Amendment No. 1 and Amendment No. 2.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.                       Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

From August 26, 2010 through September 13, 2011, Inter Alia sold an aggregate of 25,000 shares under the sales plan dated as of May 25, 2010 between Inter Alia and Morgan Stanley Smith Barney LLC established pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of NTIC securities, including trading prices for NTIC Common Stock and conditions in capital markets generally, developments in NTIC’s business and financial condition, results of operations and prospects and other factors and may, from time to time, dispose of some or all of NTIC Common Stock that they beneficially hold, or acquire additional securities of NTIC, in privately negotiated transactions, open market sales or purchases, or otherwise. Mr. Lynch has in the past acquired, and may in the future acquire, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of NTIC.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Lynch as a director and officer of NTIC may consider and discuss with other NTIC board members and officers from time to time, the reporting persons are not aware of any present plans or proposals, which relate to or would result in:

•	the acquisition by any person of additional securities of NTIC or the disposition of securities of NTIC;

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•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NTIC;

•	a sale or transfer of a material amount of assets of NTIC;

•	any change in the present board of directors or management of NTIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of NTIC;

•	any other material changes in NTIC’s business or corporate structure;

•	changes in NTIC’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of NTIC by any person;

•
causing a class of securities of NTIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of NTIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.

Item 5.                      Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

(a)           1.           Amount beneficially owned:  Inter Alia is the record owner of 601,668 shares of NTIC common stock.  J.I. Lynch is the President of Inter Alia.  J.I. Lynch’s beneficial ownership includes the 601,668 shares of NTIC common stock held by Inter Alia.  J.I. Lynch does not hold any shares of NTIC common stock directly.  G.P. Lynch’s beneficial ownership includes:  (1) 37,105 shares of NTIC common stock, (2) 11,540 shares of NTIC common stock issuable upon the exercise of stock options exercisable within 60 days; and (3) 601,668 shares of NTIC common stock held by Inter Alia, of which Mr. Lynch is a stockholder and shares voting and dispositive power over such shares.

2.           Percent of class:  Inter Alia: 13.7%, as of December 1, 2011; J.I. Lynch:  13.7% and G.P. Lynch:  14.8%.  The foregoing percentages are calculated based on 4,397,324 shares of NTIC common stock outstanding as of November 18, 2011.

(b)           Number of shares as to which Inter Alia has:

(i)       Sole power to vote or to direct the vote                                                                               601,668

(ii)      Shared power to vote or to direct the vote                                                                                     0

(iii)     Sole power to dispose or to direct the disposition of                                                        601,668

(iv)     Shared power to dispose or to direct the disposition of                                                              0

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Number of shares as to which J.I. Lynch has:

(i)       Sole power to vote or to direct the vote                                                                                          0

(ii)      Shared power to vote or to direct the vote                                                                          601,668

(iii)     Sole power to dispose or to direct the disposition of 0

(iv)     Shared power to dispose or to direct the disposition of                                                   601,668

Number of shares as to which GP. Lynch has:

(i)       Sole power to vote or to direct the vote                                                                                 48,645

(ii)      Shared power to vote or to direct the vote                                                                          601,668

(iii)     Sole power to dispose or to direct the disposition of                                                          48,645

(iv)     Shared power to dispose or to direct the disposition of                                                   601,668

(c)           Inter Alia has effected no transactions in NTIC Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

From August 26, 2010 through September 13, 2011, Inter Alia sold an aggregate of 25,000 shares under the sales plan dated as of May 25, 2010 between Inter Alia and Morgan Stanley Smith Barney LLC established pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.  On November 29, 2011, Inter Alia terminated the sales plan.

G.P. Lynch currently holds stock options to purchase an aggregate of 15,540 shares of NTIC common stock at exercise prices ranging between $7.65 and $9.95 per share, 11,540 of which were exercisable within 60 days of December 1, 2011.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of NTIC.

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Item 7.                       Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

Exhibit	Description
99.1	Joint Filing Agreement, dated December 2, 2011 by and among the Reporting Persons (filed herewith).

99.2
Form of Non-Statutory Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 2, 2011.

INTER ALIA HOLDING COMPANY

By: ____________________

Its:  President

_________________________
Juliane I. Lynch

_________________________
G. Patrick Lynch

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SCHEDULE 13D
Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated December 2, 2011 by and among the reporting persons.	Filed herewith

99.2	Form of Non-Statutory Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.9 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 1-11038)